EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Fixed Charges:
Interest expense (1)	8,353	1,141	3,978	5,103	2,375	3,165
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	664	300	280	393	83	83
Estimate of the interest within rental expense (3)	11,280	17,128	17,791	10,921	9,199	7,998

Total Fixed Charges	20,297	18,569	22,049	16,417	11,657	11,246

Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	147,679	178,508	149,959	110,125	90,421	85,279
Fixed charges	20,297	18,569	22,049	16,417	11,657	11,246
Distributed income of equity investees (4)	—	—	—	—	—	2,962

Total Earnings	167,976	197,077	172,008	126,542	102,078	99,487

Ratio of Earnings to Fixed Charges	8.3	10.6	7.8	7.7	8.8	8.8

(1)	Interest expense consists of interest on indebtedness.
(2)	Represents the amortization of financing costs incurred in connection with the Company’s credit agreements.
(3)	The proportion of rental expense deemed to be representative of the interest factor is one third.
(4)	Equity Investees are investments accounted for using the equity method of accounting.